As filed with the Securities and Exchange Commission on September 3, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BGC PARTNERS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6200	13-4063515
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen M. Merkel

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(212) 829-4708 fax

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Christopher T. Jensen

George G. Yearsich

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

(212) 309-6001 fax

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Class A Common Stock, par value $0.01 per share	20,000,000 shares	$5.30	$106,000,000	$7,558

(1)	Includes such indeterminate number of additional shares of Class A common stock issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of Class A common stock
(2)	Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is $5.30, which is the average of the high and low prices of BGC Partners, Inc.’s Class A common stock on August 31, 2010 on the Nasdaq Global Select Market.
(3)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(4)	Calculated by multiplying the estimated proposed maximum aggregate offering price of shares of Class A common stock to be registered by 0.00007130.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 3, 2010

Prospectus

BGC PARTNERS, INC.

20,000,000 shares of Class A Common Stock

This prospectus relates to 20,000,000 shares of our Class A common stock that may be offered by BGC Partners, Inc., which we refer to as “BGC Partners,” “we,” “us,” or the “Company,” from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities. In addition to the shares of our Class A common stock offered by this prospectus, we may offer other consideration in connection with such business combination transactions, including, but not limited to, cash, notes or other evidences of indebtedness, limited partnership units of BGC Holdings, L.P., which we refer to as “BGC Holdings,” that may be exchangeable for shares of Class A common stock offered by this prospectus, assumption of liabilities or a combination of these types of consideration.

The amount and type of consideration that we will offer and the other specific terms of each business combination transaction will be determined by negotiations between our representatives and the owners or persons who control the businesses, assets, properties or securities to be acquired. We may structure business combination transactions in a variety of ways, including, but not limited to, acquiring stock, other equity interests or assets of the acquired business, merging the acquired business with us or one of our subsidiaries or acquiring the acquired business through one of our subsidiaries. We expect that the price of the shares of our Class A common stock that we issue will be reasonably related to their market price when we agree to the particular terms of a business combination transaction, when the business combination transaction is completed or when we issue the shares. We do not expect to receive any cash proceeds when we issue shares of Class A common stock offered by this prospectus. If required, we will provide further information by means of a post-effective amendment to the registration statement or a supplement to this prospectus once we know the actual information concerning a specific transaction.

We will pay all expenses of any offerings of shares of our Class A common stock under this prospectus. We do not expect to pay underwriting discounts or commissions in connection with any issuance of the shares of our Class A common stock offered by this prospectus, although we may pay finder’s, investment banking or financial advisory fees to broker-dealers, including, but not limited to, Cantor Fitzgerald & Co., which we refer to as “CF&Co.,” and its affiliates, from time to time in connection with certain business combination transactions, and, in some cases, we may issue shares of our Class A common stock offered by this prospectus in full or partial payment of such fees. Any person receiving finder’s, investment banking or financial advisory fees may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” On September 2, 2010, the last reported sale price of our Class A common stock was $5.53 per share.

An investment in shares of our Class A common stock involves risks. See the “Risk Factors” sections beginning on page 33 of our Annual Report on Form 10-K for the year ended December 31, 2009, page 56 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and page 52 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, each as filed with the Securities and Exchange Commission, which we refer to as the “SEC,” and any updates to those risk factors or new risk factors contained in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any applicable prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2010.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement and the information incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of shares of our Class A common stock in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference into this prospectus and any applicable prospectus supplements is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus, any applicable prospectus supplement, and the information incorporated by reference into this prospectus and any applicable prospectus supplement, our business, financial condition, liquidity, results of operations, cash flow and prospects might have changed.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer and sell shares of our Class A common stock as described in this prospectus in one or more business combination transactions. Any prospectus supplement may add, update or change the information contained in this prospectus. To the extent required, the information in this prospectus, including financial information, will be updated at the time of each offering. You should read carefully both this prospectus and any applicable prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement that we filed with the SEC. For further information about us or the shares offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein or in documents incorporated by reference that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to:

•	pricing and commissions and market position with respect to any of our products and services and those of our competitors;

•	the effect of industry concentration and reorganization, reduction of customers and consolidation;

•	liquidity, clearing capital requirements and the impact of recent credit market events;

•	market conditions, including trading volume and volatility, and further deterioration of the equity and debt capital markets;

•

our relationship with Cantor Fitzgerald, L.P., which we refer to as “Cantor,” and its affiliates, including Cantor Fitzgerald & Co., which we refer to as “CF&Co.,” any related conflicts of interest, competition for and retention of brokers and other managers and key employees, support for liquidity and capital and other relationships, including Cantor’s holding of our convertible notes, CF&Co.’s acting as our sales agent under our controlled equity or other offerings and CF&Co.’s acting as financial advisor in connection with one or more business combination or other transactions;

•	economic or geopolitical conditions or uncertainties;

•

extensive regulation of our businesses, changes in regulations relating to the financial services industry, and risks relating to compliance matters, including regulatory examinations, investigations and enforcement actions;

•	factors related to specific transactions or series of transactions, including credit, performance and unmatched principal risk, counterparty failure, and the impact of fraud and unauthorized trading;

•

costs and expenses of developing, maintaining and protecting our intellectual property, including judgments or settlements paid or received in connection with intellectual property, as well as employment and other litigation and their related costs;

•

certain financial risks, including the possibility of future losses and negative cash flow from operations, potential liquidity and other risks relating to the ability to obtain financing or refinancing of existing debt on terms acceptable to us, if at all, and risks of the resulting leverage, including potentially causing a reduction in our credit ratings and/or the associated outlook given by the rating agencies to those credit ratings, as well as interest and currency rate fluctuations;

•

our ability to enter new markets or develop new products, trading desks, marketplaces or services and to induce customers to use these products, trading desks, marketplaces or services and to secure and maintain market share;

•

our ability to enter into marketing and strategic alliances and other transactions, including acquisitions, dispositions, reorganizations, partnering opportunities and joint ventures, and the integration of any completed transactions;

•	our ability to hire new personnel;

•	our ability to expand the use of technology for hybrid and fully electronic trading;

•	our ability to effectively manage any growth that may be achieved;

•	our ability to identify any material weaknesses in our internal controls that could affect our ability to prepare financial statements and reports in a timely manner;

•	the effectiveness of our risk management policies and procedures, and the impact of unexpected market moves and similar events;

•

the prices at which shares of our Class A common stock are sold in one or more of our controlled equity or other offerings, including in business combination or other transactions, which prices may vary significantly, with purchasers of such shares, as well as our existing stockholders, suffering significant dilution if the price that they paid for their shares is higher than the price paid by other purchasers of our shares in such offerings;

•

our ability to meet expectations with respect to payments of dividends and distributions and repurchases of shares of our Class A common stock and purchases of BGC Holdings, L.P., which we refer to as “BGC Holdings,” limited partnership units or other equity interests in our subsidiaries, including from Cantor, our executive officers, other employees, partners, and others, and the net proceeds to be realized by us from offerings of our shares of Class A common stock; and

•

the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, each as filed with the SEC, and any updates to those risk factors or new risk factors contained in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein.

The foregoing risks and uncertainties, as well as those risks referred to under the heading “Risk Factors” and those incorporated by reference herein, may cause actual results to differ materially from the forward-looking statements. The information included herein is given as of the date of this prospectus, and future events or circumstances could differ significantly from these forward-looking statements. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CERTAIN DEFINED TERMS

Unless we otherwise indicate or unless the context requires otherwise, any reference in this prospectus to:

•

the “BGC business” refers, prior to the merger, to the business Cantor contributed to BGC Partners and the OpCos pursuant to the separation agreement, which includes the business of BGC Financial Group, Inc. (formerly known as Maxcor Financial Group Inc.), which we refer to as “Maxcor,” including its Euro Brokers subsidiaries, the business of ETC Pollak SAS, which we refer to as “ETC Pollak,” the business of Aurel Leven Securities, which we refer to as “Aurel Leven,” the business of AS Menkul Kiymetler A.S., which we refer to as “AS Menkul,” the business of Radix Energy (Singapore) Pte Ltd, which we refer to as “Radix,” Cantor’s interests in Freedom International Holdings, L.P. (which holds an interest in Freedom International Brokerage L.P., which we refer to as “Freedom International Brokerage”), the emerging markets equity derivatives business of Marex Financial Limited, which we refer to as “Marex Financial,” Cantor’s North American fully electronic trading revenue business and the other inter-dealer brokerage, electronic brokerage services and market data businesses, historically operated by Cantor, that Cantor contributed to BGC Partners and the OpCos pursuant to the separation agreement; and from and after the merger, the previously described businesses and the eSpeed businesses. Cantor continues to hold its equity capital markets, debt capital markets, investment banking and gaming businesses, its interests in BGC Partners and BGC Holdings, certain greenhouse gas, energy, environmental and emission allowances businesses, the equity derivatives inter-dealer brokerage business of the Equities Division of Cantor and certain other businesses;

•	the “BGC Division” refers to the BGC business prior to the merger, not including Cantor’s North American fully electronic trading revenue business;

•	“BGC Global” refers to BGC Global Holdings, L.P., which holds the non-U.S. BGC business;

•	“BGC Holdings” refers to BGC Holdings, L.P.;

•	“BGC Partners” refers to BGC Partners, Inc.;

•	“BGC Partners OldCo” refers to BGC Partners, LLC (formerly known as BGC Partners, Inc.) before its merger with and into eSpeed;

•	“BGC U.S.” refers to BGC Partners, L.P., which holds the U.S. BGC business;

•	“Cantor” or the “Cantor group” refers to Cantor Fitzgerald, L.P., a Delaware limited partnership, its managing general partner and its subsidiaries other than BGC Partners;

•

“Cantor’s North American fully electronic trading revenue business” or “fulfillment revenue” refers to Cantor’s right, prior to the merger, to receive 35% of all of eSpeed’s gross North American fully electronic trading revenues. eSpeed recognized the remaining 65% in its financial statements as “Fully electronic transactions with related parties.” In its capacity as a fulfillment service provider, Cantor processed and settled transactions and, as such, collected and paid the funds necessary to clear transactions with the counterparty. This former arrangement was covered under the Amended and Restated Joint Services Agreement, dated as of October 1, 2005, as amended, which we also refer to as the “JSA”;

•	“Cantor units” refers to exchangeable limited partnership interests in BGC Holdings held by Cantor;

•	“CFGM” refers to CF Group Management Group, Inc., the managing general partner of Cantor;

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•	“Class A common stock” refers to BGC Partners Class A common stock, par value $0.01 per share;

•	“Class B common stock” refers to BGC Partners Class B common stock, par value $0.01 per share;

•	“convertible notes” refers to the BGC Partners 8.75% Convertible Senior Notes due 2015;

•	“distribution rights” refers to the obligation of Cantor to distribute to certain current and former partners of Cantor shares of Class A common stock;

•	“distribution rights shares” refers to shares of Class A common stock distributed by Cantor pursuant to distribution rights;

•	“eSpeed” refers to eSpeed, Inc.;

•

“founding partner interests” refers to certain partnership interests of BGC Holdings that Cantor issued to founding partners in the mandatory redemption of interests in Cantor in connection with the separation;

•

“founding partners” or “BGC Holdings founding partners” refers to the individuals who became limited partners of BGC Holdings in the mandatory redemption of interests in Cantor in connection with the separation and who provide services to BGC Partners (provided that members of the Cantor group and Howard W. Lutnick (including any entity directly or indirectly controlled by Mr. Lutnick or any trust with respect to which he is a grantor, trustee or beneficiary) are not founding partners);

•	“founding/working partners” refers to founding partners and/or working partners;

•	the “June 2010 sales agreement” refers to the controlled equity offeringSM sales agreement, dated June 2, 2010, between BGC Partners and CF&Co.;

•

“merger” refers to the merger of BGC Partners OldCo with and into eSpeed on April 1, 2008 pursuant to the Agreement and Plan of Merger, dated as of May 29, 2007, as amended as of November 5, 2007 and February 1, 2008, by and among eSpeed, BGC Partners OldCo, Cantor, BGC U.S., BGC Global and BGC Holdings;

•	“limited partnership interests” refers to founding/working partner units, limited partnership units and Cantor units;

•	“limited partnership units” refers to REUs, RPUs, PSUs and PSIs;

•	the “OpCos” refers to BGC U.S. and BGC Global, collectively;

•	“PSIs” refers to certain working partner interests of BGC Holdings issued to certain employees of BGC Partners and other persons who provide services to BGC Partners;

•	“PSUs” refers to certain working partner interests of BGC Holdings issued to certain employees of BGC Partners and other persons who provide services to BGC Partners;

•	“Relief Fund” refers to the Cantor Fitzgerald Relief fund, a charitable organization.

•	“REUs” refers to certain partnership interests of BGC Holdings issued to certain employees of BGC Partners and other persons;

•	“RPUs” refers to certain partnership interests of BGC Holdings issued to certain employees of BGC Partners and other persons;

•	“RSUs” refers to BGC Partners’ unvested restricted stock units issued to certain employees of BGC Partners and other persons who provide services to BGC Partners;

•

the “separation” refers to the separation, by Cantor, of the BGC business from the remainder of the Cantor group’s businesses on March 31, 2008 pursuant to the separation agreement dated as of March 31, 2008;

•	the “September 2010 sales agreement” refers to the controlled equity offeringSM sales agreement, dated September 3, 2010, between BGC Partners and CF&Co.;

•	“working partner interests” refers to certain partnership interests of BGC Holdings issued to working partners; and

•

“working partners” refers to holders of working partner units, the individuals who become limited partners of BGC Holdings from time to time after the separation and the merger and who provide services to BGC Partners.

SUMMARY

This summary highlights selected information from this prospectus, but may not contain all information that may be important to you. The following summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. For a more complete understanding of the terms of our Class A common stock, and before making your investment decision, you should carefully read this entire prospectus, any applicable prospectus supplement, and the documents referred to in “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” See the “Certain Defined Terms” section on page iv of this prospectus for the definition of certain terms used in this prospectus.

When we use the words “BGC Partners,” the “Company,” “we,” “us,” “ours,” and “our,” we are referring to BGC Partners, Inc. and its consolidated subsidiaries.

Our Company

We are a leading global financial intermediary to the financial markets specializing in the brokering of a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments. We also provide a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back office services, to a broad range of financial and non-financial institutions. Through our eSpeed and BGCantor Market Data brands, we also offer financial technology solutions, market data, and analytics related to select financial instruments and markets. Our customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments and investment firms. Our integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or, where available, fully electronic brokerage services in connection with transactions executed either OTC or through an exchange.

We have offices in New York and London, as well as in Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Sarasota, Seoul, Singapore, Sydney, Tokyo and Toronto.

As of June 30, 2010, we had 1,612 brokers and salespeople across approximately 180 desks and products (approximately triple the number we had in October 2004). In 2009, we processed approximately 15.7 million transactions, totaling almost $125 trillion notional on our hybrid and fully electronic platforms. During the first six months of 2010, we processed approximately 10.6 million transactions, totaling almost $90.8 trillion notional on our hybrid and fully electronic platforms.

Our Organizational Structure

On April 1, 2008, BGC Partners OldCo and eSpeed merged to form BGC Partners. Immediately prior to the merger, pursuant to a separation agreement, Cantor transferred certain assets and liabilities to BGC Partners OldCo and/or its subsidiaries.

We are a holding company and our business is operated through two operating partnerships: BGC U.S., which holds our U.S. businesses, and BGC Global, which holds our non-U.S. businesses. In connection with the separation, Maxcor was contributed to BGC Partners OldCo in exchange for BGC Partners OldCo units that became shares of our common stock in the merger, and the remainder of the BGC businesses were contributed to the OpCos in exchange for limited partnership interests in the OpCos. In connection with the merger, eSpeed contributed the eSpeed businesses to the OpCos in exchange for limited partnership interests in the OpCos.

The limited partnership interests of the OpCos are held by us and BGC Holdings, and the limited partnership interests of BGC Holdings are currently held by Cantor, the founding/working partners, and other partners, including the REU, RPU, PSU and PSI partners. We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of BGC Holdings, and serve as the general partner of BGC Holdings, which entitles us to control BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of BGC U.S. and BGC Global, all of which entitle BGC Holdings (and thereby us) to control each of BGC U.S. and BGC Global. BGC Holdings holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited.

The following diagram illustrates our ownership structure as of August 31, 2010. The following diagram does not reflect the various subsidiaries of ours, BGC U.S., BGC Global, BGC Holdings or Cantor, or, to the extent applicable, outstanding RSUs.

*	Shares of our Class B common stock are convertible into shares of our Class A common stock at any time in the discretion of the holder on a one-for-one basis (subject to adjustment). Accordingly, if Cantor converted all of its Class B common stock into Class A common stock, Cantor would hold 32.3% of the voting power and the public stockholders would hold 67.7% of the voting power (and the indirect economic interests in each of BGC U.S. and BGC Global would remain unchanged). This diagram does not reflect Cantor’s economic interest in the convertible notes or the 21,689,924 shares of our Class A common stock acquirable by Cantor upon conversion thereof. If Cantor converted all of the convertible notes into shares of our Class A common stock, Cantor would hold 82.1% of the voting power and the public stockholders would hold 17.9% of the voting power (and its indirect economic interests in each of BGC U.S. and BGC Global would be 47.8%). Further, this diagram does not reflect (i) 294,090 shares of our Class A common stock remaining to be sold pursuant to the June 2010 sales agreement and (ii) 5,500,000 shares of our Class A common stock that may be sold pursuant to the September 2010 sales agreement. In addition, this diagram does not give effect to the request by the holders of approximately 830,000 limited partnership interests to exchange their units for an equal number of shares of our Class A common stock in connection with our partnership redemption and compensation restructuring program.

Executive Offices

Our executive offices are located at 499 Park Avenue, New York, New York 10022, while our international headquarters are at One Churchill Place in London, U.K. Our telephone number is (212) 610-2200. Our website is located at www.bgcpartners.com, and our email is info@bgcpartners.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

The Offering

Shares of our Class A common stock offered by us:

This prospectus relates to 20,000,000 shares of our Class A common stock that we may offer from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities. In addition to the shares of our Class A common stock offered by this prospectus, we may offer other consideration in connection with such business combination transactions, including, but not limited to, cash, notes or other evidences of indebtedness, limited partnership units of BGC Holdings that may be exchangeable for shares of Class A common stock offered by this prospectus, assumption of liabilities or a combination of these types of consideration.

Use of Proceeds:	We do not expect to receive any proceeds from these offerings other than the businesses, assets, properties or securities acquired.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should consider carefully the “Risk Factors” sections beginning on page 33 of our Annual Report on Form 10-K for the year ended December 31, 2009, page 56 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and page 52 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, each as filed with the SEC, and any updates to those risk factors or new risk factors contained in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein, as well as the other information included in this prospectus and any applicable prospectus supplement, before making an investment decision. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our Class A common stock. You could lose all or part of your investment.

USE OF PROCEEDS

This prospectus relates to shares of our Class A common stock that we may offer from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities. We do not expect to receive any proceeds from these offerings other than the businesses, assets, properties or securities acquired.

We may also raise funds to finance business combination transactions from time to time through equity or debt financing, including borrowings under credit facilities.

DIVIDEND POLICY

Our board of directors has authorized a dividend policy which provides that we expect to pay not less than 75% of our “post-tax distributable earnings per fully diluted share” (defined below) as cash dividends to all common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our Class A common stock or purchase BGC Holdings units or other equity interests in our subsidiaries, including from Cantor, our executive officers, other employees, partners and others. We calculate our “post-tax distributable earnings” generally as our GAAP income (loss) from continuing operations before minority interest and income taxes and excluding certain non-cash compensation and other non-cash expenses, as well as non-cash undistributed income or non-cash losses from our equity investments, adjusted to assume that such earnings were taxed at the same effective tax rate as BGC Partners, Inc. (please see below for a more detailed definition of “post-tax distributable earnings”).

Our board of directors and our audit committee have authorized repurchases of our Class A common stock and purchases of BGC Holdings units or other equity interests in our subsidiaries as part of this policy, including those held by Cantor, our executive officers, other employees, partners and others, at the volume weighted-average price over various time periods, or at other negotiated prices, of such securities on the date on which such repurchase or purchase is made. As of August 31, 2010, we had approximately $97.6 million remaining under this authorization and may continue to actively make repurchases or purchases, or cease to make such repurchases or purchases, from time to time. We expect to pay such dividends, if and when declared by our board of directors, on a quarterly basis. The dividend to stockholders is expected to be calculated based on post-tax distributable earnings allocated to BGC Partners, Inc. and generated over the fiscal quarter ending prior to the record date for the dividend. No assurance can be made, however, that a dividend will be paid each quarter.

The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors. We are a holding company, with no direct operations, and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global. Our ability to pay dividends may also be limited by regulatory considerations as well as by covenants contained in future financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting, tax or other charges against net income may adversely affect our ability to pay dividends. While we intend to declare and pay dividends quarterly, there can be no assurance that our board of directors will declare dividends at all or on a regular basis or that the amount of our dividends will not change.

Any distributable earnings and other cash of BGC Partners, Inc. not used for dividends will generally be available for repurchases of Class A common stock, purchases of BGC Holdings units or purchases of other equity interests in our subsidiaries. If such repurchases or purchases are made, they will have the effect of reducing the total number of fully diluted shares outstanding, which results in each share of common stock of BGC Partners, Inc. and each partnership unit of BGC Holdings that remains outstanding being eligible to receive an increased share of the distributable earnings of BGC Partners, Inc. and may cause BGC Partners, Inc. to bear certain interest expenses.

Certain Definitions

“Revenues for distributable earnings,” “pre-tax distributable earnings” and “post-tax distributable earnings” are supplemental measures of operating performance which are used by our management to evaluate the financial performance of us and our subsidiaries. We believe that distributable earnings best reflects the operating earnings generated by the Company on a consolidated basis and are the earnings which management considers available for distribution to BGC Partners, Inc. and its common stockholders as well as to holders of BGC Holdings partnership units during any period. As compared with “income (loss) from continuing operations before income taxes,” “net income (loss) for fully diluted shares,” and “fully diluted earnings (loss) per share,” all prepared in accordance with GAAP, distributable earnings calculations exclude certain non-cash compensation and other expenses which generally do not involve the receipt or outlay of cash by us, which do not dilute existing stockholders, and which do not have economic consequences, as described below.

Revenues for distributable earnings are defined as GAAP revenues excluding the impact of BGC Partners, Inc.’s non-cash earnings or losses related to our equity investments, such as in Aqua Securities, L.P. and ELX Futures, L.P., and its holding company general partner, ELX Futures Holdings LLC.

Pre-tax distributable earnings are defined as GAAP income (loss) from continuing operations before income taxes excluding non-cash, non-dilutive, and non-economic items, including, for example:

•

Non-cash stock-based equity compensation charges for REUs granted or issued prior to the merger of BGC Partners, Inc. with and into eSpeed, as well as post-merger non-cash, non-dilutive equity-based compensation related to partnership unit exchange or conversion;

•	Allocations of net income to founding/working partner and other units, including REUs, RPUs, PSUs and PSIs;

•	Non-cash asset impairment charges, if any.

Distributable earnings calculations also exclude charges related to purchases, cancellations or redemptions of partnership interests and certain one-time or non-recurring items, if any.

Since distributable earnings are calculated on a pre-tax basis, management intends to also report “post-tax distributable earnings” and “post-tax distributable earnings per fully diluted share”:

•	“Post-tax distributable earnings” are defined as pre-tax distributable earnings adjusted to assume that all pre-tax distributable earnings were taxed at the same effective rate.

•	“Post-tax distributable earnings per fully diluted share” are defined as post-tax distributable earnings divided by the weighted-average number of fully diluted shares for the period.

•

In the event that there is a GAAP loss but positive distributable earnings, the distributable earnings per share calculation will include all fully diluted shares that would be excluded under GAAP to avoid anti-dilution, but will exclude quarterly interest expense, net of tax, associated with the convertible notes.

In addition to the quarterly dividend to our common stockholders, we expect to pay a pro rata distribution of net income to BGC Holdings founding/working partner and other units, including REUs, RPUs, PSUs and PSIs, and to Cantor for its noncontrolling interest. The amount of all of these payments is expected to be determined using the same definition of distributable earnings. The dividend to stockholders is expected to be calculated based on post-tax distributable earnings allocated to us and generated over the fiscal quarter ending prior to the record date for the dividend. No assurance can be made, however, that a dividend will be paid each quarter.

Employees who are holders of unvested restricted stock units, which we refer to as “RSUs,” are granted pro-rata payments equivalent to the amount of dividend paid to common stockholders. Under GAAP, dividend equivalents on unvested RSUs are required to be taken as a compensation charge in the period paid. However, to the extent that they represent cash payments made from the prior period’s distributable earnings, they do not dilute existing stockholders and are therefore excluded from the calculation of distributable earnings.

Distributable earnings is not meant to be an exact measure of cash generated by operations and available for distribution, nor should it be considered in isolation or as an alternative to cash flow from operations or income (loss) for fully diluted shares. We view distributable earnings as a metric that is not necessarily indicative of liquidity or the cash available to fund our operations.

Pre- and post-tax distributable earnings are not intended to replace the presentation of our GAAP financial results. However, management does believe that they will help provide investors with a clearer understanding of our financial performance and offer useful information to both management and investors regarding certain financial and business trends related to our financial condition and results of operations. Management believes that distributable earnings and the GAAP measures of our financial performance should be considered together.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” There is no public trading market for our Class B common stock, which is held by Cantor and CFGM. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our Class A common stock, as reported in the consolidated transaction reporting system.

We declared quarterly dividends of $0.09, $0.09, $0.08, $0.06, $0.14 and $0.14 for the first, second, third and fourth quarters of 2009 and the first and second quarters of 2010, respectively.

	High	Low
2010
First Quarter	$6.47	$3.72
Second Quarter	$6.97	$5.05
Third Quarter (through September 2, 2010)	$5.72	$4.69

2009
First Quarter	$3.24	$1.40
Second Quarter	$4.05	$2.18
Third Quarter	$4.74	$3.78
Fourth Quarter	$5.66	$4.13

2008
First Quarter	$12.97	$10.62
Second Quarter	$12.11	$6.90
Third Quarter	$7.73	$3.35
Fourth Quarter	$4.59	$2.15

On September 2, 2010, the closing price of our Class A common stock on the Nasdaq Global Select Market was $5.53. As of September 2, 2010, there were 320 holders of record of our Class A common stock and two holders of record of our Class B common stock.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and

•

on an as adjusted basis to give effect to certain events occurring subsequent to June 30, 2010 through August 31, 2010 as described in the footnotes below, excluding the (i) the results of operations subsequent to June 30, 2010, (ii) the 294,090 shares of our Class A common stock remaining to be sold pursuant to the June 2010 sales agreement, (iii) the sale of up to 5,500,000 shares of our Class A common stock pursuant to the September 3, 2010 sales agreement, and (iv) the request by the holders of approximately 830,000 limited partnership interests to exchange their units for an equal number of shares of our Class A common stock in connection with our partnership redemption and compensation restructuring program, as described further below in footnote (7).

This table should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are incorporated by reference into this prospectus.

	Actual as of June 30, 2010	As Adjusted(7)
	(in thousands)
Long-term indebtedness:
8.75% Convertible Senior Notes due 2015(1)	$150,000	$150,000
8.09% Secured Loan Arrangement	14,672	14,672
Redeemable partnership interest(2)	96,490	92,370
Noncontrolling interest(2)(3)	113,336	87,055

Stockholders’ Equity:
Class A common stock, par value $0.01 per share; 500,000 shares authorized; 81,354 shares issued and 63,889 shares outstanding on an actual basis; and 500,000 shares authorized; 83,860 shares issued and 65,941 outstanding on an as adjusted basis(2)(4)(6)	814	846
Class B common stock, par value $0.01 per share; 100,000 shares authorized and 25,848 shares issued and outstanding on an actual basis and as adjusted basis	258	258
Additional paid-in-capital(2)(4)(5)	328,147	330,845
Treasury stock, at cost; 17,465 shares of Class A common stock on an actual basis; and 17,919 shares on an as adjusted basis (6)	(107,127)	(109,528)
Retained deficit	(15,610)	(15,610)
Accumulated other comprehensive loss	(4,912)	(4,912)

Total stockholders’ equity	201,570	201,899

Total capitalization	$576,068	$545,996

(1)	The 8.75% Convertible Senior Notes due 2015 are convertible by Cantor into 21,689,924 shares of our Class A common stock.

(2)	The change in “Redeemable partnership interest” in the “As Adjusted” column was attributable to the following:

•	On July 16, 2010, 164,086 founding partner units were exchanged for 164,086 shares of our Class A common stock;

•	On August 12, 2010, 400,000 founding partner units were exchanged for 400,000 shares of our Class A common stock;

•

On August 27, 2010 and August 31, 2010, BGC Holdings redeemed an aggregate of 214,176 and 325,400 founding partner units, respectively, held by three former founding partners, and Cantor exercised its right to purchase from BGC Holdings an equivalent number of Cantor units; and

•	Redemption of 284,800 founding partner units for cash in connection with our partnership redemption and compensation restructuring program since June 30, 2010.

(3)	The change in “Noncontrolling interest” in the “As Adjusted” column was attributable to the events described in footnote (2) and the following:

•	Distributions paid by us to holders of limited partnership interests;

•	On August 16, 2010, 200,000 Cantor units were exchanged for 200,000 shares of our Class A common stock;

•

Redemption of 1,176,786 limited partnership interests for cash, at a weighted-average purchase price of $5.21 per limited partnership interest, in connection with our partnership redemption and compensation restructuring program since June 30, 2010; and

•	An increase related to the noncontrolling interest in Tower Bridge.

(4)	The change in “Class A common stock” in the “As Adjusted” column was attributable to the events described in footnotes (2) and (6) and the following:

•

Pursuant to the June 2010 sales agreement with CF&Co., we may sell up to 5,500,000 shares of our Class A common stock. Through June 30, 2010, we sold 3,230,000 shares of our Class A common stock pursuant to the June 2010 sales agreement. Since June 30, 2010, we have sold 1,975,910 additional shares of our Class A common stock pursuant to the June 2010 sales agreement, at a weighted-average net selling price of $5.13 per share for aggregate net proceeds of $10.1 million, resulting in 294,090 shares remaining to be sold of the 5,500,000 shares;

•	On August 16, 2010, we issued 200,000 shares of our Class A common stock upon the exchange of 200,000 Cantor units; and

•	We issued 119,277 net shares of our Class A common stock upon the vesting of RSUs since June 30, 2010.

(5)	The change in the “Additional paid-in-capital” in the “As Adjusted” column was attributable to the events described in footnotes (2) and (4) and the following:

•	On August 2, 2010, our board of directors declared a quarterly cash dividend of $0.14 per share payable on August 30, 2010 to our common stockholders of record as of August 16, 2010; and

•	On August 12, 2010, 400,000 shares of our Class A common stock were donated to the Relief Fund by a founding partner in connection with our 2009 Charity Day.

(6)	The change in the “Treasury stock” in the “As Adjusted” column was attributable to the following:

•	On August 12, 2010, we repurchased 400,000 shares of our Class A common stock that were donated to the Relief Fund by a founding partner in connection with our 2009 Charity Day; and

•	On August 12, 2010, we repurchased 53,945 shares of our Class A common stock from one of our executive officers.

(7)	The “As Adjusted” column of this table does not include income statement activity for our third fiscal quarter ending September 30, 2010. This table does not include (i) the 294,090 shares of our Class A common stock remaining to be sold pursuant to the June 2010 sales agreement and (ii) 5,500,000 shares of our Class A common stock that may be sold pursuant to the September 2010 sales agreement. This table also does not give effect to the request by the holders of approximately 830,000 limited partnership interests to exchange their units for an equal number of shares of our Class A common stock in connection with our partnership redemption and compensation restructuring program.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. Our certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Our Capital Stock

The following description of our Class A common stock, Class B common stock, preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified in their entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and applicable law. Our certificate of incorporation and bylaws are each an amendment and restatement of the eSpeed certificate of incorporation and bylaws.

Our authorized capital stock consists of 600 million shares of common stock, consisting of 500 million shares of Class A common stock, par value $0.01 per share, and 100 million shares of Class B common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

As of August 31, 2010, there were 65,940,812 shares of our Class A common stock outstanding and 25,848,107 shares of our Class B common stock outstanding. The holders of our Class A common stock are generally entitled to one vote per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class A common stock to approximately 20.3% of our voting power, and do not have cumulative voting rights. Our Class B common stock entitles holders to ten votes per share on all matters to be voted upon by the stockholders as a group, to 79.7% of the voting power in our company, and does not have cumulative voting rights. Cantor and CFGM, the managing general partner of Cantor, and an entity controlled by our Chairman and Chief Executive Officer, Howard W. Lutnick, are the only holders of our Class B common stock. Our Class B common stock generally votes together with our Class A common stock on all matters submitted to the vote of our stockholders.

Each share of Class A common stock is equivalent to a share of Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Price Range of Class A Common Stock” and “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of Class A common stock and holders of Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Our certificate of incorporation provides that each share of the Class B common stock is convertible at any time, at the option of the holder, into one share of the Class A common stock. Each share of the Class B common stock will automatically convert into a share of the Class A common stock upon any sale, pledge or other transfer, which we refer to as a “transfer,” whether or not for value, by the initial registered holder, other than any transfer by the initial holder to (1) Cantor, (2) any entity controlled by Cantor or by Mr. Lutnick and (3) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives.

Any holder of shares of our Class B common stock may pledge his, her or its shares of Class B common stock, as the case may be, to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge meeting these requirements, the pledged shares will not be converted automatically into shares of the Class A common stock. If the pledged shares of the Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of Class A common stock upon the occurrence of that action. The automatic conversion provisions in our certificate of incorporation may not be amended, altered, changed or repealed without the approval of the holders of a majority of the voting power of all outstanding shares of the Class A common stock.

Shares of the Class A common stock are not subject to any conversion right. None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. All outstanding shares of Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors will have the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation, Bylaws and Convertible Notes

Some provisions of the Delaware General Corporation Law, which we refer to as the “DGCL,” and our certificate of incorporation, bylaws and convertible notes could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also primarily designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, or was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time the Class A common stock was traded on the Nasdaq Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of Class A common stock held by stockholders.

Certificate of Incorporation and Bylaws

Our bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board of directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is held by Cantor and CFGM. In addition, our certificate of incorporation permits us to issue “blank check” preferred stock.

Our bylaws require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our bylaws provide that all amendments to our bylaws must be approved by either the holders of a majority of the voting power of all outstanding capital stock entitled to vote or by a majority of our board of directors.

Convertible Notes

Pursuant to the terms of our convertible notes, holders of our convertible notes will have the right to require us to repurchase all or a portion such notes upon the occurrence of a “fundamental change” (as defined in the Indenture governing the convertible notes) at 100% of their principal amount, plus accrued and unpaid interest. In addition, if a “make-whole fundamental change occurs” (as defined in the Indenture governing the convertible notes) prior to maturity of the convertible notes, under certain circumstances, we will increase the conversion rate by a number of additional shares of our Class A common stock for convertible notes converted in connection with such “make-whole fundamental change.” The fundamental change purchase rights and the provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes may in certain circumstances delay or prevent a takeover of us and/or the removal of incumbent management that might otherwise be beneficial to investors. In addition, to the extent that Cantor or its affiliates continue to hold the convertible notes, these provisions may enhance Cantor’s control of us even if Cantor were to reduce its voting power in us by, among other things, converting shares of our Class B common stock held by it into shares of our Class A common stock or selling or distributing shares of our Class A common stock.

Corporate Opportunity

Our certificate of incorporation provides that no Cantor Company (as defined below) or any of the representatives (as defined below) of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders. To the extent that any representative of a Cantor Company also serves as our director or officer, such person will owe fiduciary duties to us in his or her capacity as our director or officer. In addition, none of any Cantor Company or any of their representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us, or doing business with any of our clients or customers.

If a third party presents a corporate opportunity (as defined below) to a person who is a representative of ours and a representative of a Cantor Company, expressly and solely in such person’s capacity as a representative of us, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that person has to us;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to the corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached such person’s duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

A Cantor Company may pursue such a corporate opportunity if we decide not to.

If a corporate opportunity is not presented to a person who is both a representative of ours and a representative of a Cantor Company and, expressly and solely in such person’s capacity as a representative of us, such person will not be obligated to present the corporate opportunity to us or to act as if such corporate opportunity belongs to us, and such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of us with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to such corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached a duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom.

For purposes of the above:

•	“Cantor Company” means Cantor and any of its affiliates (other than, if applicable, the Company and its affiliates);

•	“representatives” means, with respect to any person, the directors, officers, employees, general partners or managing member of such person; and

•

“corporate opportunity” means any business opportunity that we are financially able to undertake that is, from its nature, in our lines of business, is of practical advantage to us and is one in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunity, the self-interest of a Cantor Company or their respective representatives will be brought into conflict with our self-interest.

Corporate Governance Matters

See “Certain Relationships and Related Transactions, and Director Independence—The Merger and the Merger Agreement—Corporate Governance Matters,” “Certain Relationships and Related Transactions, and Director Independence —The Merger and the Merger Agreement—Amendment and Waiver” and “Certain Relationships and Related Transactions, and Director Independence—Separation Agreement” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which we incorporate herein by reference.

Other Rights

See “Certain Relationships and Related Transactions, and Director Independence—Separation Agreement—New BGC Partners” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which we incorporate herein by reference.

Registration Rights

We entered into a registration rights agreement with Cantor dated December 9, 1999 in connection with eSpeed’s formation. We also assumed in connection with the merger the obligations of BGC Partners OldCo under its registration rights agreement with Cantor dated March 31, 2008. For a description of such registration rights available to Cantor, see “Certain Relationships and Related Transactions, and Director Independence—Registration Rights Agreements” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which we incorporate herein by reference. In addition, in connection with the issuance of the convertible notes to Cantor, we entered into a registration rights agreement with Cantor dated April 1, 2010. For a description of these additional registration rights available to Cantor, see our Current Report on Form 8-K filed with the SEC on April 7, 2010, which we incorporate herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of certain U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our Class A common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

In general, any distribution we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation, which we refer to as an “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our Class A common stock. We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we were or were to become a USRPHC at any time during the applicable period, however, any gain recognized on a sale or other disposition of our Class A common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding with respect to dividends paid on our Class A common stock to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells or otherwise dispose of its shares of our Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Recent Legislative Developments Potentially Affecting Taxation of Class A Common Stock Held by or Through Foreign Entities

Legislation recently enacted by the United States Congress will generally impose a withholding tax of 30% on dividends paid on our Class A common stock and the gross proceeds of a sale or other disposition of our Class A common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30% on dividends paid on our Class A common stock and the gross proceeds of a sale or other disposition of our Class A common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of our Class A common stock may be eligible for refunds or credits of such taxes. The legislation will be effective for amounts paid after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

PLAN OF DISTRIBUTION

This prospectus relates to 20,000,000 shares of our Class A common stock that may be offered by us from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities. In addition to the shares of our Class A common stock offered by this prospectus, we may offer other consideration in connection with such business combination transactions, including, but not limited to, cash, notes or other evidences of indebtedness, limited partnership units of BGC Holdings that may be exchangeable for shares of Class A common stock offered by this prospectus, assumption of liabilities or a combination of these types of consideration.

The amount and type of consideration that we will offer and the other specific terms of each business combination transaction will be determined by negotiations between our representatives and the owners or persons who control the businesses, assets, properties or securities to be acquired. We may structure business combination transactions in a variety of ways, including, but not limited to, acquiring stock, other equity interests or assets of the acquired business, merging the acquired business with us or one of our subsidiaries or acquiring the acquired business through one of our subsidiaries. We expect that the price of the shares of our Class A common stock that we issue will be reasonably related to their market price when we agree to the particular terms of a business combination transaction, when the business combination transaction is completed or when we issue the shares. We do not expect to receive any cash proceeds when we issue shares of Class A common stock offered by this prospectus. If required, we will provide further information by means of a post-effective amendment to the registration statement or a supplement to this prospectus once we know the actual information concerning a specific transaction.

We will pay all expenses of any offerings of shares of our Class A common stock under this prospectus. We do not expect to pay underwriting discounts or commissions in connection with any issuance of the shares of our Class A common stock offered by this prospectus, although we may pay finder’s, investment banking or financial advisory fees to broker-dealers, including, but not limited to, CF&Co. and its affiliates, from time to time in connection with certain business combination transactions, and, in some cases, we may issue shares of our Class A common stock offered by this prospectus in full or partial payment of such fees. Any person receiving finder’s, investment banking or financial advisory fees may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

In an effort to maintain an orderly market in our Class A common stock or for other reasons, we may negotiate agreements with persons receiving shares of our Class A common stock offered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more or less restrictive than restrictions on sales made under various exemptions from the registration requirements of the Securities Act, including the requirements under Rule 144, and the persons party to these agreements may not otherwise be subject to the Securities Act requirements.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered pursuant to this prospectus will be passed upon for us by Stephen M. Merkel, our Executive Vice President, General Counsel and Secretary. Mr. Merkel’s address is c/o BGC Partners, Inc., 499 Park Avenue, New York, New York 10022. As of August 31, 2010, Mr. Merkel owned (i) 510,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (ii) 8,872 shares of our Class A common stock held directly by Mr. Merkel, (iii) 7,299 shares of our Class A common stock held in Mr. Merkel’s 401(k) account, (iv) 2,250 shares of our Class A common stock beneficially owned by Mr. Merkel’s spouse, (v) 3,369 shares of our Class A common stock receivable from Cantor pursuant to distribution rights held by Mr. Merkel, (vi) 3,268 RSUs vesting within 60 days and (vii) 150,137 non-exchangeable REUs having an aggregate post-termination amount of $927,500. Mr. Merkel is also the Executive Managing Director, General Counsel and Secretary of Cantor and CF&Co., a limited partner in Cantor, and the Vice President and Secretary of CFGM.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, has audited the consolidated financial statements and financial statement schedule of BGC Partners, Inc. as of December 31, 2009 and 2008 and for the two years ended December 31, 2009 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the effectiveness of internal control over financial reporting of BGC Partners, Inc. as of December 31, 2009, as stated in their reports, which are incorporated by reference in this prospectus. Such consolidated financial statements and financial statement schedule of BGC Partners, Inc. are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, cash flows, and changes in equity of BGC Partners, Inc. and subsidiaries, for the year ended December 31, 2007, and the related financial statement schedule, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein. Such consolidated financial statements and financial statement schedule are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These filings are also available to the public from the SEC’s website at www.sec.gov.

Our website address is www.bgcpartners.com. Through our website, we make available, free of charge, the following reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our annual reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our quarterly reports on Form 10-Q; our current reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D filed on behalf of Cantor, our directors and our executive officers; and amendments to those filings. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 16, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 filed on May 10, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 9, 2010;

•	our Current Report on Form 8-K filed on March 3, 2010;

•	our Current Report on Form 8-K filed on March 25, 2010;

•	our Current Report on Form 8-K filed on March 31, 2010;

•	our Current Report on Form 8-K filed on April 7, 2010;

•	our Current Report on Form 8-K filed on April 30, 2010;

•	our Current Report on Form 8-K filed on June 2, 2010;

•	our Current Report on Form 8-K filed on July 1, 2010 (other than as indicated therein);

•	our Current Report on Form 8-K filed on August 4, 2010 (other than as indicated therein);

•	our Current Report on Form 8-K filed on September 3, 2010;

•	our Registration Statement on Form 8-A filed on November 18, 1999;

•	our Amendment No. 1 to Registration Statement on Form 8-A/A filed on March 7, 2001; and

•

all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission file number 0-28191) after (i) the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) the date of this prospectus and before the completion of the offerings of the shares described in this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain copies of these documents, at no cost to you, from our website (www.bgcpartners.com), or by writing or telephoning us at the following address:

Investor Relations

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

(212) 610-2200

PART II

Information Not Required in Prospectus

Item 20.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation and its Amended and Restated Bylaws provide for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

The Registrant maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Amended and Restated Certificate of Incorporation or otherwise as a matter of law.

Item 21.	Exhibits and Financial Schedules.

(a)	Exhibits

The Exhibit Index beginning on page II-5 is hereby incorporated by reference.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of Form S-4.

(8) That every prospectus: (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(11) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, BGC Partners, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on September 3, 2010.

BGC PARTNERS, INC.

/S/ HOWARD W. LUTNICK
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each of A. Graham Sadler, Stephen T. Curwood and John H. Dalton, whose signature appears below, hereby constitutes and appoints Howard W. Lutnick and Stephen M. Merkel, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, whether pre-effective or post-effective, and any and all additional registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant, BGC Partners, Inc., in the capacities and on the date or dates indicated.

Signature	Capacity in Which Signed	Date

/S/ HOWARD W. LUTNICK Howard W. Lutnick	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 3, 2010

/S/ A. GRAHAM SADLER A. Graham Sadler	Chief Financial Officer (Principal Financial and Accounting Officer)	September 3, 2010

/S/ STEPHEN T. CURWOOD Stephen T. Curwood	Director	September 3, 2010

/S/ JOHN H. DALTON John H. Dalton	Director	September 3, 2010

/S/ BARRY R. SLOANE Barry R. Sloane	Director	September 3, 2010

/S/ ALBERT M. WEIS Albert M. Weis	Director	September 3, 2010

INDEX TO EXHIBITS

The following Exhibits are filed as part of this Registration Statement on Form S-4.

Exhibit Number	Exhibit Title

2.1	Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.2	Amendment No. 1, dated as of November 5, 2007, to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.3	Amendment No. 2, dated as of February 1, 2008, to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.4	Separation Agreement, dated as of March 31, 2008, by and among Cantor Fitzgerald, L.P., BGC Partners, LLC, BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

3.1	Amended and Restated Certificate of Incorporation of BGC Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

3.2	Amended and Restated Bylaws of BGC Partners, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on April 18, 2008)

4.2	Warrant issued to Dynegy, Inc. (incorporated by reference to Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q (Commission file number 0-28191) for the quarter ended June 30, 2000)

4.3	Warrant issued to Williams Energy Marketing & Trading Company (incorporated by reference to Exhibit 10.13 to the Registrant’s Quarterly Report on Form 10-Q (Commission file number 0-28191) for the quarter ended June 30, 2000)

4.4	Warrant Agreement, dated as of August 21, 2002, between eSpeed, Inc. and UBS USA, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Quarterly Report on Form 10-Q (Commission file number 0-28191) for the quarter ended September 30, 2002)

4.5	Warrant Agreement, dated as of September 13, 2001, between eSpeed, Inc. and Exchange Brokerage Systems Corp. (incorporated by reference to Exhibit 10.24 to the Registrant’s Quarterly Report on Form 10-Q (Commission file number 0-28191) for the quarter ended September 30, 2002)

4.6	Amended and Restated Warrant Agreement, dated as of October 23, 2003, between eSpeed, Inc. and UBS USA Inc. (incorporated by reference to Exhibit 10.27 to the Registrant’s Quarterly Report on Form 10-Q (Commission file number 0-28191) for the quarter ended September 30, 2003)

Exhibit Number	Exhibit Title

4.7	Warrant Agreement, dated as of February 24, 2006, among eSpeed, Inc. and IDT Horizon GT, Inc. (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005)

4.8	Note Purchase Agreement, dated as of March 31, 2008, by and among BGC Partners, L.P. and the Purchasers whose names appear at the end thereof (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.9	Guaranty of BGC Partners, Inc., dated as of March 31, 2008 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.10	Letter Agreement, dated as of March 31, 2008, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.11	Subscription Agreement, dated March 16, 2010, among BGC Partners, Inc., BGC Holdings, L.P. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.43 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 16, 2010)

4.12	Indenture, between BGC Partners, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 8.75% Convertible Senior Notes due 2015 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.13	Supplemental Indenture, dated May 4, 2010, between BGC Partners, Inc. and Wells Fargo Bank National Association (incorporated by reference from Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 5, 2010)

4.14	BGC Partners, Inc. 8.75% Convertible Senior Notes due 2015 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.15	BGC Holdings, L.P. 8.75% Senior Convertible Notes due 2015 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.16	Registration Rights Agreement, dated as of December 9, 1999, by and among eSpeed, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K (Commission file number 0-28191) for the year ended December 31, 1999 filed with the SEC on March 29, 2000)

4.17	Registration Rights Agreement by and between Cantor Fitzgerald, L.P. and BGC Partners, LLC, dated as of March 31, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.18	Registration Rights Agreement, dated as of April 1, 2010, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.19	Registration Rights Agreement, dated as of June 5, 2000 among eSpeed, Inc., Williams Energy Marketing & Trading Company and Dynegy, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q (Commission file number 0-28191) for the quarter ended June 30, 2000)

5.1	Opinion of Stephen M. Merkel

Exhibit Number	Exhibit Title

23.1	Consent of Ernst & Young LLP, independent auditors, regarding the consolidated financial statements and financial statement schedule of BGC Partners, Inc. as of December 31, 2009 and 2008 and for the two years ended December 31, 2009 and the effectiveness of internal control over financial reporting of BGC Partners, Inc. for the year ended December 31, 2009

23.2	Consent of Deloitte & Touche LLP, independent auditors, regarding the consolidated financial statements and financial statement schedule of BGC Partners, Inc. for the year ended December 31, 2007

23.3	Consent of Stephen M. Merkel (included in Exhibit 5.1 to this Registration Statement)

24.1	Powers of Attorney (included on the signature page of this Registration Statement)